                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                  ViryaNet Ltd.
                                ----------------
                                (Name of Issuer)


                       ORDINARY SHARES, NIS 0.01 PAR VALUE
                       -----------------------------------
                         (Title of Class of Securities)


                                    M97540104
                                 --------------
                                 (CUSIP Number)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on
         file         reporting beneficial ownership of more than five percent
of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Barel, Dr. Meir
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                            (a)  X

                                            (b)

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     CITIZENSHIP OF PLACE OF ORGANIZATION

        GERMAN
--------------------------------------------------------------------------------
                              5        SOLE VOTING POWER

                                       1,834,171
                              --------------------------------------------------
          NUMBER OF           6        SHARED VOTING POWER
            SHARES
         BENEFICIALLY                  N/A
          OWNED BY            --------------------------------------------------
            EACH              7        SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                      1,834,171
            WITH
                              --------------------------------------------------
                              8        SHARED DISPOSITIVE POWER

                                       N/A
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,834,171
--------------------------------------------------------------------------------
 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

        N/A
--------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        8.5%
--------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SVM STAR VENTURE CAPITAL MANAGEMENT LTD.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                            (a)  X

                                            (b)

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     CITIZENSHIP OF PLACE OF ORGANIZATION

        ISRAEL
--------------------------------------------------------------------------------
                              5        SOLE VOTING POWER

                                       413,572
         NUMBER OF            --------------------------------------------------
           SHARES             6        SHARED VOTING POWER
        BENEFICIALLY
         OWNED BY                      N/A
           EACH               --------------------------------------------------
         REPORTING            7        SOLE DISPOSITIVE POWER
          PERSON
           WITH                        413,572
                              --------------------------------------------------
                              8        SHARED DISPOSITIVE POWER

                                       N/A
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        413,572
--------------------------------------------------------------------------------
 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

        N/A
--------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        1.9%
--------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        STAR VENTURES MANAGEMENT GMBH NO. 3
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                            (a)  X

                                            (b)

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     CITIZENSHIP OF PLACE OF ORGANIZATION

        GERMANY
--------------------------------------------------------------------------------
                              5        SOLE VOTING POWER

                                       1,380,828
         NUMBER OF            --------------------------------------------------
           SHARES             6        SHARED VOTING POWER
        BENEFICIALLY
         OWNED BY                      N/A
           EACH               --------------------------------------------------
         REPORTING            7        SOLE DISPOSITIVE POWER
          PERSON
           WITH                        1,380,828
                              --------------------------------------------------
                              8        SHARED DISPOSITIVE POWER

                                       N/A
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,380,828
--------------------------------------------------------------------------------
 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

        N/A
--------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        6.4%
--------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

         This Schedule 13G reflects a statement of beneficial ownership of securities of the reporting person as of December 31, 2001.

Item 1(a)   Name of Issuer:
            ---------------

            ViryaNet Ltd.

Item 1(b)   Address of Issuer's Principle Offices:
            --------------------------------------

            ViryaNet Ltd.
            8 HaMarpe St., Har Hotzvim
            Jerusalem 91450
            Israel

Item 2(a)   Name of Persons Filing:
            -----------------------

            (I) Dr. Meir Barel ("Barel"), a German citizen who is a professional investment manager residing at Munich, Germany.
            (a) Barel, Dr. Meir
            (b) c/o Star Ventures Management, Possartstrasse 9, D-81679 Munich,
                Germany
            (c) German
            (d) Ordinary Shares
            (e) M97540104

            (II) SVM STAR VENTURE CAPITAL Management Ltd. ("Star Israel"), an Israeli company which manages investments primarily in securities of Israeli and Israeli-related companies. Star Israel manages the investments of Star Management of Investments (1993) Limited Partnership, which invests primarily in securities of Israeli and Israeli-related companies, including the securities of the Company which are the subject of this filing. The sole director and primary owner of Star Israel is Barel.

            (a) SVM STAR VENTURE CAPITAL Management Ltd.
            (b) 11 Galgalei Haplada Street, PO Box 12600
                Herzeliya Pituach 46733, Israel
            (c) n/a
            (d) Ordinary Shares
            (e) M97540104

            (III) SVM Star Ventures Management GmbH No. 3 ("STAR Germany"), a German company which manages investments primarily in securities of Israeli and Israel-related companies. STAR Germany manages the affairs of SVE Star Ventures Enterprises No. III, a German Civil Law Partnership (with limitation of liability), SVE Star Ventures Enterprises No. IIIA, a German Civil Law Partnership (with limitation of liability), SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG, and SVE Star Ventures Enterprises No. V, a German Civil Law Partnership (with limitation of liability, which invest primarily in securities of Israeli and Israel-related companies including the securities of the Company which are the subject of this filing.
            The sole director and primary owner of STAR Germany is Barel.
            (a) SVM Star Ventures Management GmbH No. 3
            (b) Possartstrasse 9, D-81679 Munich, Germany
            (c) n/a
            (d) Ordinary Shares
            (e) M97540104

Item 2(b)   Address of Principal Business Office or, if None, Residence:
            ------------------------------------------------------------

            See above

Item 2(c)   Citizenship:
            ------------

            see above

Item 2(d)   Title of Class of Securities:

            see above

Item 2(e)   CUSIP Number:
            -------------

            see above

Item 3      If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b):
            ------------------------------------------------------------------

            n/a

ITEM 4. OWNERSHIP.

(I) Through STAR Israel, Barel beneficially owns the following:
(a) Amount beneficially owned: 413,572 ordinary shares
(b) Percent of class: 1.9%
(c) Number of Shares as to which the person has:
(i) Sole power to vote or to direct the vote: 413,572
(ii) Shared power to vote or to direct the vote: n/a
(iii) Sole power to dispose or to direct the disposition of: 413,572
(iv) Shared power to dispose or to direct the disposition of: n/a

Beneficial ownership and sole voting and dispositive power over 413,572 (approximately 1.9%) ordinary shares are exercised by STAR Israel on behalf of Star Management of Investments (1993) Limited Partnership.

(II) Through STAR Germany, Barel beneficially owns the following:
(a) Amount beneficially owned: 1,380,828 ordinary shares
(b) Percent of class: 6.4%
(c) Number of Shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,380,828
(ii) Shared power to vote or to direct the vote: n/a
(iii) Sole power to dispose or to direct the disposition of: 1,380,828
(iv) Shared power to dispose or to direct the disposition of: n/a

         Beneficial ownership and sole voting and dispositive power over 333,141 (approximately 1.6%) ordinary shares are exercised by STAR Germany on behalf of SVE Star Ventures Enterprises No. III, a German Civil Law Partnership (with limitation of liability).
         Beneficial ownership and sole voting and dispositive power over 27,858 (approximately 0.1%) ordinary shares are exercised by STAR Germany on behalf of SVE Star Ventures Enterprises No. IIIA, a German Civil Law Partnership (with limitation of liability).
         Beneficial ownership and sole voting and dispositive power over 146,585 (approximately 0.7%) ordinary shares are exercised by STAR Germany on behalf of SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG.
         Beneficial ownership and sole voting and dispositive power over 650,771 (approximately 3.0%) ordinary shares are exercised by STAR Germany on behalf of SVE Star Ventures Enterprises No. V, a German Civil Law Partnership (with limitation of liability).
         222,473 (approximately 1.0%) ordinary shares are held directly by STAR Germany as Trustee for several individuals.

The total holdings described in this filing that constitute beneficial ownership for Barel are the following:

(a) Amount beneficially owned: 1,834,171 ordinary shares
(b) Percent of class: 8.5%
(c) Number of Shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,834,171
(ii) Shared power to vote or to direct the vote: n/a
(iii) Sole power to dispose or to direct the disposition of: 1,834,171
(iv) Shared power to dispose or to direct the disposition of: n/a

Dr. Barel, Star Israel and Star Germany each hereby disclaim beneficial ownership of all of the foregoing shares except to the extent of any pecuniary interest therein, except for 39,771 ordinary shares held directly by Dr. Barel.



Item 5      Ownership of Five Percent of Less of a Class:
            ---------------------------------------------

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. N/A

Item 6      Ownership of More Than Five Percent on Behalf of Another Person:
            ----------------------------------------------------------------

            To the best knowledge of the Reporting Persons, no person other than each of the Reporting Persons will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Company beneficially owned by each of the Reporting Persons except as set forth in Item 4(a) above. N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
            -------------------------------------------------------------

            N/A

Item 8      Identification and Classification of Members of the Group:
            ----------------------------------------------------------

            N/A

Item 9      Notice of Dissolution of the Group:
            -----------------------------------

            Not Applicable.

Item 10     Certification:
            --------------

            Not Applicable.

Signature
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2002

/s/ Dr. Meir Barel
-----------------------------
Dr. Meir Barel

SVM STAR VENTURE CAPITAL Management Ltd.

By:      /s/ Dr. Meir Barel
         --------------------------------
         Dr. Meir Barel, Director

SVM Star Ventures Management GmbH No. 3

By:      /s/ Dr. Meir Barel
         --------------------------------
         Dr. Meir Barel, Director

                                   Appendix A

                      Identity of each member of the group

Dr. Meir Barel ("Barel"), a German citizen who is a professional investment manager residing at Munich, Germany.


SVM STAR VENTURE CAPITAL Management Ltd. ("STAR Israel"), an Israeli company which manages investments primarily in securities of Israeli and Israel-related companies. STAR Israel manages the investments of Star Management of Investments
(1993) Limited Partnership, which invests primarily in securities of Israeli and Israel-related companies, including the securities of the Company which are the subject of this filing. The sole director and primary owner of STAR Israel is Barel.

SVM Star Ventures Management GmbH No. 3 ("STAR Germany"), a German company which manages investments primarily in securities of Israeli and Israel-related companies. STAR Germany manages the affairs of SVE Star Ventures Enterprises No. III, a German Civil Law Partnership (with limitation of liability), SVE Star Ventures Enterprises No. IIIA, a German Civil Law Partnership (with limitation of liability), SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG, and SVE Star Ventures Enterprises No. V, a German Civil Law Partnership (with limitation of liability), which invest primarily in securities of Israeli and Israel-related companies including the securities of the Company which are the subject of this filing. The sole director and primary owner of STAR Germany is Barel.